Exhibit 99.2

Golf View Corporate Tower - B
Sector-42, Sector Road
Gurgaon -122 002, Haryana, India
Tel : +91 124 464 4000
Fax: +91 124 464 4050
Auditor’s Report On Quarterly Financial Results and Year to Date Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements)
Regulations, 2015
To
Board of Directors of
Vedanta Limited
1. We have audited the accompanying statement of quarterly standalone financial results of Vedanta Limited (‘the Company’) for the quarter ended March 31, 2017 and for the year then ended, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016. The standalone financial results for the quarter ended March 31, 2017 are the derived figures representing the difference between the audited balances for the year ended March 31, 2017 and the restated year-to-date balances through December 31, 2016. The previously published nine-month financial results through December 31, 2016 have been restated for reasons more fully described in Notes 3 and 4 to the financial results. The standalone financial results for the quarter and year ended March 31, 2017 have been prepared on the basis of the restated standalone financial results for the nine-month period ended December 31, 2016 and the audited annual standalone financial statements as at and for the year ended March 31, 2017, prepared in accordance with Indian Accounting Standards (Ind-AS) along with the relevant requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016. These financial results are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company. Our responsibility is to express an opinion on the statement of standalone financial results for the quarter and year ended March 31, 2017, based on our review of the restated standalone financial results for the nine-month period ended December 31, 2016 prepared in accordance with the recognition and measurement principles laid down in Ind-AS 34 “Interim Financial Reporting”, specified under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India; our audit of the annual standalone Ind-AS financial statements as at and for the year ended March 31, 2017; and the relevant requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.
2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.
3. In our opinion and to the best of our information and according to the explanations given to us, these quarterly standalone financial results as well as the year to date results:
i. are presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, in this regard: and
ii. give a true and fair view of the net profit and other financial information for the quarter ended March 31, 2017 and for the year ended March 31, 2017.
S.R. Batliboi & Co. LLP
Gurgaon
S.R. Batliboi & Co. LLP, a Limited Liability Partnership with LLP Identity No.AAB-4294 Regd. Office : 22. Camac Street, Block ‘C’ 3rd Floor, Kolkata-700 016

4. The comparative financial information for the corresponding quarter and year ended March 31, 2016 included in these standalone financial results, read together with Note 3 and 4 of the standalone financial results, have been prepared in accordance with the recognition and measurement principles laid down in Ind-AS. specified under section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other accounting principles generally accepted in India. The financial information for the corresponding quarter and year ended March 31, 2016. prior to giving effect of the adjustments relating to the retroactive accounting for the merger of Cairn India Limited into the Company (refer Note 4 of the standalone financial results), has been audited by the predecessor auditor whose report dated May 15, 2017 expressed an unmodified opinion.
5. We also audited the adjustments to reflect the effects of the merger described in Note 4 to restate the financial results for the quarter and year ended March 31, 2016. In our opinion, such adjustments are appropriate and have been properly applied. We further state that we were not engaged to audit, review or apply any procedures to the financial information of the Company for the quarter and year ended March 31, 2016 other than with respect to the aforesaid adjustments and, accordingly, we do not express an opinion or review conclusion or any other form of assurance on the quarter and year ended March 31, 2016 financial information as a whole.
6. Further, read with paragraph 1 above, we report that the figures for the quarter ended March 31, 2017 represent the derived figures between the audited figures in respect of the financial year ended March 31, 2017 and the restated year-to-date figures through December 31, 2016, being the date of the end of the third quarter of the current financial year, which were subjected to a limited review as stated in paragraph 1 above, as required under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.
For S.R. BATLIBOI & CO. LLP Chartered Accountants
ICAI Firm Registration Number: 301003E/E300005
per Raj Agrawal Partner
Membership No.: 82028
Mumbai May 15, 2017
S.R. Batliboi & Co. LLP
Gurgaon

Golf View Corporate Tower - B
Sector-42, Sector Road
Gurgaon -122 002, Haryana, India
Tel : +91 124 464 4000
Fax: +91 124 464 4050
Auditor’s Report On Quarterly Financial Results and Year to Date Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements)
Regulations, 2015
To
Board of Directors of
Vedanta Limited
1. We have audited the accompanying statement of quarterly consolidated financial results of Vedanta Limited (‘the Company’) comprising its subsidiaries (together ‘the Group’), its associates and jointly controlled entities for the quarter ended March 31, 2017 and for the year then ended, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016. The consolidated financial results for the quarter ended March 31, 2017 are the derived figures representing the difference between the audited balances for the year ended March 31, 2017 and the restated year-to-date balances through December 31, 2016. The previously published nine-month financial results through December 31, 2016 have been restated for reasons more fully described in Note 3 to the financial results. The consolidated financial results for the quarter and year ended March 31, 2017 have been prepared on the basis of the restated consolidated financial results for the nine-month period ended December 31, 2016 and the audited annual consolidated financial statements as at and for the year ended March 31, 2017, prepared in accordance with Indian Accounting Standards (Ind-AS) along with the relevant requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016. These financial results are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company. Our responsibility is to express an opinion on the statement of consolidated financial results for the quarter and year ended March 31, 2017, based on our review of the restated consolidated financial results for the nine-month period ended December 31, 2016 prepared in accordance with the recognition and measurement principles laid down in Ind-AS 34 “Interim Financial Reporting”, specified under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India; our audit of the annual consolidated Ind-AS financial statements as at and for the year ended March 31, 2017; and the relevant requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.
2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.
3. In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of reports of other auditors on separate financial statements and on the other financial information of the subsidiaries, associates and jointly controlled entities, these quarterly consolidated financial results as well as the year to date results:
i. includes the results of the entities as referred to in Annexure 1;
S.R. Batliboi & Co. LLP
Gurgaon
S.R. Batliboi & Co. LLP, a Limited Liability Partnership with LLP Identity No.AAB-4294 Regd. Office : 22. Camac Street, Block ‘C’, 3rd Floor, Kolkata-700 016

ii. are presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, in this regard; and
iii. give a true and fair view of the net profit and other financial information for the quarter ended March 31, 2017 and for the year ended March 31, 2017.
4. We did not audit the financial statements and other financial information, in respect of 23 subsidiaries, whose Ind AS financial statements include total assets of Rs 6,741.34 crore and net assets of Rs 3,135.13 crore as at March 31, 2017, and total revenues of Rs 2,239.38 crore and Rs 7,518.17 crore for the quarter and the year ended on that date respectively and net cash inflows of Rs 324.49 crore and Rs 502.59 crore for the quarter and for the year ended on that date respectively. These Ind AS financial statements and other financial information have been audited by other auditors, which financial statements, other financial information and auditors’ reports have been furnished to us by the management. The consolidated Ind AS financial statements also include the Group’s share of net loss of Rs 0.84 crore and Rs 2.67 crore for the quarter and for the year ended March 31, 2017 respectively, as considered in the consolidated Ind AS financial statements, in respect of 3 associates and 1 jointly controlled entity, whose financial statements and other financial information have been audited by other auditors and whose reports have been furnished to us by the Management. Our opinion, in so far as it relates to the affairs of such subsidiaries, associates and joint controlled entities is based solely on the report of other auditors. Our opinion is not modified in respect of this matter.
5. Certain of these subsidiaries, and associates (as stated in paragraph 4 above) are located outside India whose financial statements and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. The Company’s management has converted the financial statements of such subsidiaries and associates located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have audited these conversion adjustments made by the Company’s management. Our opinion in so far as it relates to the balances and affairs of such subsidiaries and associates located outside India is based on the report of other auditors and the conversion adjustments prepared by the management of the Company and audited by us. Our opinion is not modified in respect of this matter.
6. The accompanying consolidated financial results include unaudited financial statement and other unaudited financial information in respect of 1 subsidiary, whose financial statement and other financial information reflect total assets of Rs 0.62 crore and net liability of Rs 1 crore as at March 31, 2017, and total revenues of Rs Nil and Rs. Nil for the quarter and year ended March 31, 2017 respectively and net cash inflows of Rs 0.05 and Rs 0.05 crore for the quarter and year ended on that date respectively. These unaudited financial statements and other unaudited financial information have been furnished to us by the management. The consolidated Ind AS financial statements also include the Group’s share of net profit of Rs. Nil and Rs. Nil for the quarter and year ended March 31, 2017 respectively, as considered in the consolidated financial statements, in respect of 2 jointly controlled entities, whose financial statements, other financial information have not been audited and whose unaudited financial statements, other unaudited financial information have been furnished to us by the Management. Our opinion, in so far as it relates amounts and disclosures included in respect of these subsidiaries and jointly controlled entities, is based solely on such unaudited financial statement and other unaudited financial information. In our opinion and according to the information and explanations given to us by the Management, these financial statements and other financial information are not material to the Group. Our opinion is not modified in respect of this matter.
S.R. Batliboi & Co. LLP
Gurgaon

7. The comparative financial information of the Group including its associates and jointly controlled entities for the quarter and for the year ended March 31, 2016 prepared in accordance with Ind AS, included in these consolidated Ind AS financial results, have been audited by the predecessor auditor who had audited the consolidated Ind AS financial statements for the relevant periods. The report of the predecessor auditor on the comparative financial information dated May 15, 2017 expressed an unmodified opinion.
8. Further, read with paragraph 1 above, we report that the figures for the quarter ended March 31, 2017 represent the derived figures between the audited figures in respect of the financial year ended March 31, 2017 and the restated year-to-date figures up to December 31, 2016, being the date of the end of the third quarter of the current financial year, which were subjected to a limited review as stated in paragraph 1 above, as required under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.
For S.R. BATLIBOI & CO. LLP Chartered Accountants
ICAI Firm Registration Number: 301003E/E300005
per Raj Agrawal Partner
Membership No.: 82028
Place: Mumbai Date: May 15, 2017
S.R. Batliboi & Co. LLP
Gurgaon

Annexure 1
List of subsidiaries/associates/ joint ventures
Subsidiaries
S. No. Name
1 Bharat Aluminium Company Limited (BALCO)
2 Copper Mines of Tasmania Pty Limited (CMT)
3 Fujairah Gold FZE
4 Hindustan Zinc Limited (HZL)
5 Monte Cello BV (MCBV)
6 Sesa Resources Limited (SRL)
7 Sesa Mining Corporation Limited
8 Thalanga Copper Mines Pty Limited (TCM)
9 MALCO Energy Limited (MEL)
10 Lakomasko B.V.
11 THL Zinc Ventures Limited
12 Twin Star Energy Holdings Limited (TEHL)
13 THL Zinc Limited Ltd
14 Sterlite (USA) Inc.
15 Talwandi Sabo Power Limited
16 Twin Star Mauritius Holdings Limited (TMHL)
17 THL Zinc Namibia Holdings (Pty) Limited (VNHL)
18 Skorpion Zinc (Pty) Limited (SZPL)
19 Namzinc (Pty) Limited (SZ)
20 Skorpion Mining Company (Pty) Limited (NZ)
21 Amica Guesthouse (Pty) Ltd
22 Rosh Pinah Healthcare (Pty) Ltd
23 Black Mountain Mining (Pty) Ltd
24 THL Zinc Holding BV
25 Pecvest 17 Proprietary Ltd.
26 Vedanta Lisheen Holdings Limited (VLHL)
27 Vedanta Exploration Ireland Limited
28 Vedanta Lisheen Mining Limited (VLML)
29 KilloranLisheen Mining Limited
30 Killoran Lisheen Finance Limited
31 Lisheen Milling Limited
32 Vizag General Cargo Berth Private Limited
33 Paradip Multi Cargo Berth Private Limited
34 Sterlite Ports Limited (SPL)
35 Maritime Ventures Private Limited
36 Goa Sea Port Private Limited
37 Bloom Fountain Limited (BFM)
38 Western Cluster Limited
39 Sesa Sterlite Mauritius Holdings Limited
40 Cairn India Holdings Limited
41 Cairn Energy Holdings Limited
42 Cairn Energy Hydrocarbons Ltd
43 Cairn Exploration (No. 7) Limited
44 Cairn Exploration (No. 2) Limited
S.R. Batliboi & Co. LLP
Gurgaon

S. No. Name
45 Cairn Energy Gujarat Block 1 Limited
46 Cairn Energy Discovery Limited
47 Cairn Energy Australia Pty Limited
48 Cairn Energy India Pty Limited
49 CIG Mauritius Holdings Private Limited
50 CIG Mauritius Private Limited
51 Cairn Lanka Private Limited
52 Cairn South Africa Pty Limited
53 Vedanta ESOS Trust
Associates
S. No. Name
1 RoshSkor Township (Proprietary) Limited
2 Gaurav Overseas Private Limited
3 Lisheen Mine Partnership
Jointly controlled entities
S. No. Name
1 Goa maritime Private Limited
2 Rampia Coal mines and Energy Private limited
3 Madanpur South Coal Company Limited
S.R. Batliboi & Co. LLP
Gurgaon